Exhibit 99.1

GOLD STANDARD EXPANDS NEAR-SURFACE, OXIDE GOLD
DEPOSIT AT JASPEROID WASH

JW18-28 intersects 38.1m of 0.63 g Au/t including 15.2m of 1.23 g Au/t

July 26, 2018 – Vancouver, B.C. – Gold Standard Ventures Corp. (TSX: GSV; NYSE AMERICAN: GSV) (“Gold Standard” or the “Company”) today reported Phase 1 results from 27 reverse-circulation (“RC”) holes and one core hole at the Jasperoid Wash Deposit on its 100%-owned/controlled Railroad-Pinion Project in Nevada’s Carlin Trend (refer to Jasperoid Wash plan map at the following link https://goldstandardv.com/lp/jw-jul25-2018-drill-maps/). Jasperoid Wash is located approximately 6 km south of the Pinion Deposit and 7.5 km southwest of the Dark Star Deposit.

Jonathan Awde, CEO and Director of Gold Standard commented: “Jasperoid Wash is one of 5 new, priority early-stage exploration targets being drilled this year. This Phase 1 drilling at Jasperoid Wash continues to closely resemble the early work at our Dark Star and Pinion deposits. We are finding shallow, higher-grade intercepts within a broad, continuous zone of pervasive, lower-grade oxide gold mineralization. We expect that this year’s program will enable us to define structural controls that account for the better grades, as we found at Dark Star and Pinion, and this will enable Jasperoid Wash to make a valuable contribution to our Railroad-Pinion resource.”

The 28 holes reported today are a portion of Gold Standard’s US$25.8 million development and exploration program which includes an estimated 74,800m of RC and core drilling in 381 holes (see February 26, 2018 news release). The 2018 Jasperoid Wash Phase 1 program, which totaled 5,027m of drilling, was designed to (1) reduce spacings to approximately 100m and provide the requisite data for a maiden resource estimate by the end of 2018; (2) provide core for metallurgical testing; and (3) test for possible lateral extensions to the target area.

Key Highlights from Jasperoid Wash:

  JW18-26 intersected 22.9m of 0.76 g Au/t, including 10.7m of 1.15 g Au/t, and JW18-28 intersected 38.1m of 0.63 g Au/t, including 15.2m of 1.23 g Au/t. These intercepts begin at or near the current topographic surface and are the northernmost drill holes completed in the Phase 1 program. Mineralization in these holes remains open to the north, west and east, and this area will be a focus of a Phase 2 drill program later this summer.

  Core hole JW18-01 intersected 80.8m of 0.53 g Au/t, which included two higher-grade zones of 6.1m of 1.15 g Au/t and 4.6m of 1.56 g Au/t. JW18-01 twinned and verified results in JW17-10, a 2017 RC drill hole that intersected 77.7m of 0.48 g Au/t (see January 11, 2018 news release).
  Material from this core hole will be used for column leach testing.

  JW18-24 intersected 51.8m of 0.58 g Au/t, including 9.1m of 1.01 g Au/t. This intercept is approximately 100m north of JW17-01, a 2017 core hole that intersected 103.7m of 0.56 g Au/t, including a higher-grade zone of 30.5m of 0.93 g Au/t (see October 5, 2017 news release). These new results further define the lateral continuity of the gold zone.

  Drilling has outlined a zone approximately 1,150m long (striking north-northeast) by 650m wide (east-west) of near-surface, shallow, oxide gold mineralization that remains open in multiple directions. The 28 current holes continue to establish lateral continuity of the oxide mineralization.

  Drilling continues to establish the Pennsylvanian-Permian age carbonate rocks as an important gold host on the Carlin Trend. Regionally, this highly prospective carbonate host section intersects the Carlin Trend in the southern portion of Gold Standard’s Railroad property. The gold mineralization at Jasperoid Wash, Dark Star and Dixie occurs in these favorable host rocks.

Jasperoid Wash drill results are as follows:

Drill Hole	Method	Azimuth	Incl.	TD (m)	Intercept (m)	Thickness(m)	Grade (g Au/t)
JW18-01	core	090	-50	280.1	42.1-122.9	80.8	0.53
Including					43.6-49.7	6.1	1.15
Including					53.6-58.2	4.6	1.56
					130.5-145.4	14.9	0.18
JW18-02	RC	090	-45	211.8	18.3-79.3	61.0	0.23
					112.8-120.4	7.6	0.20
JW18-03	RC	270	-45	100.6	No assays >0.14 g Au/t
JW18-04	RC	090	-45	243.8	0-7.6	7.6	0.16
					143.3-161.6	18.3	0.20
JW18-05	RC	090	-45	182.9	No assays >0.14 g Au/t
JW18-06	RC	090	-45	182.9	24.4-29.0	4.6	0.24
					64.0-85.3	21.3	0.30
					89.9-106.7	16.8	0.50
					111.2-140.2	29.0	0.19
JW18-07	RC	270	-45	182.9	79.3-86.9	7.6	0.26
					91.5-97.6	6.1	0.62
JW18-08	RC	090	-45	121.9	4.6-35.1	30.5	0.17
JW18-09	RC	090	-45	121.9	0-7.6	7.6	0.20
					19.8-25.9	6.1	0.18
JW18-10	RC	270	-45	182.9	16.8-44.2	27.4	0.34
					65.5-70.1	4.6	0.20
					86.8-89.9	3.1	0.25
					96.0-115.8	19.8	0.34
JW18-11	RC	090	-45	182.9	15.2-33.5	18.3	0.29
					39.6-73.1	33.5	0.27
JW18-12	RC	090	-45	91.4	16.7-27.4	10.7	0.18
JW18-13	RC	090	-45	121.9	106.7-118.9	12.2	0.19
JW18-14	RC	090	-45	182.9	42.7-48.8	6.1	0.19
JW18-15	RC	270	-45	182.9	50.3-62.5	12.2	0.40
					68.6-76.2	7.6	0.20
JW18-16	RC	090	-45	182.9	0-27.4	27.4	0.25
					82.3-85.4	3.1	0.33
JW18-17	RC	090	-45	182.9	16.7-27.4	10.7	0.24
JW18-18	RC	090	-45	182.9	42.7-47.3	4.6	0.22
					57.9-73.1	15.2	0.16
					135.7-144.8	9.1	0.22
JW18-19	RC	090	-45	243.8	10.7-22.9	12.2	0.41
					56.4-61.0	4.6	0.46
					67.1-105.2	38.1	0.28
					114.3-131.1	16.8	0.39
					135.7-147.9	12.2	0.21
					152.4-161.5	9.1	0.29
					207.3-225.6	18.3	0.17

JW18-20	RC	090	-45	182.9	9.1-24.3	15.2	0.29
					82.3-158.5	76.2	0.30
JW18-21	RC	090	-45	198.1	35.1-44.2	9.1	0.22
					59.4-70.1	10.7	0.19
					170.7-184.4	13.7	0.19
JW18-22	RC	270	-45	182.9	No assays >0.14 g Au/t
JW18-23	RC	270	-78	182.9	16.7-19.8	3.1	0.27
JW18-24	RC	090	-45	243.8	68.6-106.7	38.1	0.22
					128.0-132.6	4.6	0.22
					161.6-213.4	51.8	0.58
Including					182.9-192.0	9.1	1.01
					224.1-243.9	19.8	0.41
JW18-25	RC	270	-45	121.9	9.1-12.2	3.1	0.46
					21.3-27.4	6.1	0.19
					47.3-56.4	9.1	0.26
					77.7-115.8	38.1	0.22
JW18-26	RC	090	-75	167.6	0-22.9	22.9	0.76
Including					9.1-19.8	10.7	1.15
					56.4-62.5	6.1	0.24
					114.3-137.2	22.9	0.46
JW18-27	RC	270	-78	152.4	35.1-48.8	13.7	0.33
					64.0-73.1	9.1	0.46
					129.6-150.9	21.3	0.17
JW18-28	RC	090	-45	228.6	1.5-39.6	38.1	0.63
Including					10.7-25.9	15.2	1.23
					50.3-88.4	38.1	0.43
Including					51.8-54.9	3.1	1.21

Gold intervals reported in this table were calculated using a 0.14 g Au/t cutoff. Weighted averaging has been used to calculate all reported intervals. True widths are estimated at 70-90% of drilled thicknesses.

Mac Jackson, Gold Standard’s Vice President of Exploration commented: “We continue to expand the near surface, oxide gold zone at Jasperoid Wash and are encouraged that the geologic controls on the gold system are very similar to those at Dark Star. The deposit remains open in multiple directions. As we step out in phase 2 drilling during August-September, we’ll be looking for structural settings that have the potential to host 1 to 4 g Au/t oxide zones analogous to those we’ve intersected at North Dark Star.”

Sampling Methodology, Chain of Custody, Quality Control and Quality Assurance

All sampling was conducted under the supervision of the Company’s project geologists and the chain of custody from the project to the sample preparation facility was continuously monitored. A blank, certified reference material, or rig duplicate was inserted approximately every tenth sample. The samples were delivered to Bureau Veritas Mineral Laboratories preparation facility in Elko, NV where they were crushed and pulverized. Resulting sample pulps were shipped to Bureau Veritas certified laboratory in Sparks, NV or Vancouver, BC. Pulps were digested and analyzed for gold using fire assay fusion and an atomic absorption spectroscopy (AAS) finish on a 30-gram split. All other elements were determined by ICP analysis. Data verification of the analytical results included a statistical analysis of the standards and blanks that must pass certain parameters for acceptance to insure accurate and verifiable results.

Drill hole deviation was measured by gyroscopic down hole surveys that were completed on all holes by International Directional Services of Elko, NV. Final drill collar locations are surveyed by differential GPS by Apex Surveying, LLC of Spring Creek, Nevada.

The scientific and technical content contained in this news release have been reviewed, verified and approved by Steven R. Koehler, Gold Standard’s Manager of Projects, BSc. Geology and CPG-10216, a Qualified Person as defined by NI 43-101, Standards of Disclosure for Mineral Projects.

ABOUT GOLD STANDARD VENTURES – Gold Standard is an advanced stage gold exploration company focused on district scale discoveries on its Railroad-Pinion Project, located within the prolific Carlin Trend. The 2014 Pinion and Dark Star gold deposit acquisitions offer Gold Standard a potential near-term development option and further consolidates the Company’s premier land package on the Carlin Trend. The Pinion deposit has a resource estimate prepared in accordance with NI 43-101 consisting of an Indicated Mineral Resource of 31.61 million tonnes grading 0.62 g/t Au, totaling 630,300 ounces of gold and an Inferred Resource of 61.08 million tonnes grading 0.55 g/t Au, totaling 1,081,300 ounces of gold, using a cut-off grade of 0.14 g/t Au. The Dark Star deposit, 2.1 km to the east of Pinion, has a resource estimate prepared in accordance with NI 43-101 consisting of an Indicated Mineral Resource of 15.38 million tonnes grading 0.54 g/t Au, totaling 265,100 ounces of gold and an Inferred Resource of 17.05 million tonnes grading 1.31 g/t Au, totaling 715,800 ounces of gold, using a cut-off grade of 0.2 g Au/t. The North Bullion deposit, 7 km to the north of Pinion, has a resource estimate prepared in accordance with NI 43-101 consisting of an Indicated Mineral Resource of 2.92 million tonnes grading 0.96 g/t Au, totaling 90,100 ounces of gold and an Inferred Resource of 10.97 million tonnes grading 2.28 g/t Au, totaling 805,800 ounces of gold, using a cut-off grade of 0.14 g Au/t for near surface oxide and 1.25 to 2.25 g Au/t for near surface sulfide and underground sulfide respectively.

Neither the TSX nor its regulation services provider nor the NYSE AMERICAN Exchange accepts responsibility for the adequacy or accuracy of this news release.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements, which relate to future events or future performance and reflect management’s current expectations and assumptions. Such forward-looking statements reflect management’s current beliefs and are based on assumptions made by and information currently available to the Company. All statements, other than statements of historical fact, included herein including, without limitation, statements about our potential near term development option are forward looking statements. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Risk factors affecting the Company include, among others: the results from our exploration programs, global financial conditions and volatility of capital markets, uncertainty regarding the availability of additional capital, fluctuations in commodity prices; title matters; and the additional risks identified in our filings with Canadian securities regulators on SEDAR in Canada (available at www.sedar.com) and with the SEC on EDGAR (available at www.sec.gov/edgar.shtml). These forward-looking statements are made as of the date hereof and, except as required under applicable securities legislation, the Company does not assume any obligation to update or revise them to reflect new events or circumstances.

CAUTIONARY NOTE FOR U.S. INVESTORS REGARDING RESERVE AND RESOURCE ESTIMATES

All resource estimates reported by the Company were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission for descriptions of mineral properties in SEC Industry Guide 7 under Regulation S-K of the

U. S. Securities Act of 1933. In particular, under U. S. standards, mineral resources may not be classified as a “reserve” unless the determination has been made that mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Accordingly, information in this press release containing descriptions of the Company’s mineral properties may not be comparable to similar information made public by US public reporting companies.

On behalf of the Board of Directors of Gold Standard,

“Jonathan Awde”

Jonathan Awde, President and Director

FOR FURTHER INFORMATION PLEASE CONTACT:
Jonathan Awde
President
Tel: 604-669-5702
Email: info@goldstandardv.com
Website: www.goldstandardv.com